Mailstop 3561
                                                                September 12,
2018


    Aaron LoCascio
    Chief Executive Officer
    Greenlane Holdings, Inc.
    6501 Park of Commerce Boulevard, Suite 200
    Boca Raton, Florida 33487

            Re:    Greenlane Holdings, Inc.
                   Draft Registration Statement on Form S-1
                   Submitted August 14, 2018
                   CIK No. 0001743745

    Dear Mr. LoCascio:

           We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
    EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

    General

        1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    Prospectus Summary, page 1

        2. Please provide the basis for your statements that you are the "largest distributor of premium vaporization products and consumption accessories in the United States" and that you operate "two of the leading North American direct-to-consumer e-commerce websites in the vaporization products and consumption accessories industry," or revise to
 Aaron LoCascio
Greenlane Holdings, Inc.
September 12, 2018
Page 2

       state that it is management's belief, if true. Please also provide support for your statement on page 99 that "[y]our executive team has over 225 years of cumulative experience."

Overview, page 9

    3. We note your disclosure here and on page 106 that "[y]ou have short term plans to introduce a brand in partnership with the estate of the iconic artist Keith Haring and a rolling paper brand with one of the most influential celebrities in the industry today."
       Please clarify if you have any formal agreements related to these short term plans and, if so, discuss the material terms of these agreements. If no such agreements exist, please discuss the current stage of development of these business relationships and the steps, time frame and funding needed to introduce these brands.

JOBS Act, page 12

    4. Please revise your disclosure to reflect the new gross revenue threshold in the definition of Emerging Growth Company found in Rule 405 of the Securities Act of 1933 following inflation adjustments effective April 12, 2017.

Risk Factors

Our payment system and the payment systems of our customers depend on the third-party providers and are subject to evolving laws are regulations, page 22

    5. You state here that "[you] have had a security incident in the past which [you] do not believe reached the level of a breach which would be reportable under state laws or
       [y]our other obligations." Please revise to further discuss here this cybersecurity incident, if material, and quantify the related costs you have incurred and reasonably expect to incur here or elsewhere, as appropriate. Alternatively, please confirm to us that this was not a material cybersecurity attack or breach.

Use of Proceeds

Use of Funds, page 60

    6. Please quantify the amount of proceeds from this offering to be used for each principal purpose listed in this section. Please refer to Item 504 of Regulation
S-K.

Unaudited Pro Forma Consolidated Financial Information, page 68

    7. We note that you intend to make an adjustment (d) described on page 73 for an expected increase in compensation expense related to additional stock options you expect to grant.
       Please tell us if this adjustment is based on an agreement, implied or express, or reflects
 Aaron LoCascio
Greenlane Holdings, Inc.
September 12, 2018
Page 3

       management's intentions. In this regard, please explain to us your basis for determining that this adjustment is factually supportable and directly attributable to the offering transaction.

    8. We note your footnote (g) on pages 74 and 77 to show the calculation of basic net income per share.

           Please tell us if you intend to show the calculation of diluted net income per share in a future amendment.

           We note your statement that you will not include Class B and Class C common stock in the computation of basic or diluted earnings per share. It appears that common units of the LLC can be exchanged for Class A common stock. If so, please explain to us how those potentially dilutive securities will be included in diluted earnings per share. Please include your basis for exchangeable common units of the LLC in diluted earnings per share.

           It appears from your calculation that you plan to give effect to the shares to be issued in this offering. Please explain to us why you believe it is appropriate to include shares of Class A common stock to be sold in EPS since none of the proceeds are being used for a transaction reflected in your pro forma financial statements. We may have further comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
78

    9. Please revise your disclosure to clarify what you mean by "drop-shipping product on behalf of third-party website operators."

Non-GAAP Financial Measure, page 89

    10. We note your discussion of EBITDA. We have the following comments:

           We note that you state that EBITDA is a non-GAAP liquidity measure. We further note that you have reconciled EBITDA to income from operations. Given you view the measure as a liquidity measure, please tell us what consideration you gave to reconciling this measure to cash flows from operations.

           If EBITDA is presented as a performance measure, please reconcile it to net income as opposed to income from operations. Refer to Question 103.02 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

           We note that you have adjusted for other income, which does not appear to be in the literal definition of EBITDA. Therefore, please change the title of this measure to a
 Aaron LoCascio
Greenlane Holdings, Inc.
September 12, 2018
Page 4

           more appropriate title, such as Adjusted EBITDA. Refer to Question
103.01 of our
           Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

           Please also begin the reconciliation with a GAAP measure and reconcile to the non-
           GAAP measure.

Business

Our Suppliers, page 97

    11. We note your belief that suppliers choose you because of your track record for successfully growing and launching brands in your trade channels. Please revise to provide examples of brands you have successfully launched.

Product Categories and Select Brands, page 108

    12. Please disclose here, as you do on page 21, the percentage of net sales attributable to sales of products from JUUL Labs and PAX Labs.

Executive Compensation

Compensation Discussion and Analysis

Overview, page 121

    13. We note your disclosure on page 121 that your executive officers, other than your
        Founders, were awarded equity-based compensation in the form of profits interest in
        Greenlane Holdings, LLC. Please tell us where this equity compensation is included in the summary compensation table. Please refer to Item 402 of Regulation S-K.

Summary Compensation Table, page 126

    14. Please revise your summary compensation table to remove disclosures regarding compensation to be earned in 2018. In this regard, we note that only compensation awarded to, earned by, or paid to the named executive officers during the last two completed fiscal years should be disclosed in this table. Please refer to Item 402(m) and
        (n) of Regulation S-K.

    15. Please revise your prospectus to provide narrative disclosure of how the amounts of named executive officers' 2017 bonuses were calculated. Please refer to
Item 402(o)(5)
        of Regulation S-K.
 Aaron LoCascio
Greenlane Holdings, Inc.
September 12, 2018
Page 5

Employee Agreements and Termination and Change of Control Benefit, page 127

    16. Please revise your prospectus to provide a narrative description of the material terms of each named executive officers' employment agreement in place during 2017. Please also file these agreements as exhibits to your registration statement. Please refer to Items
        402(o)(1) and 601(b)(10)(iii)(A) of Regulation S-K.

Consolidated Financial Statements, page F-1

    17. Please update your financial statements and related disclosures, as necessary, to comply with Rule 8-08 of Regulation S-X as of the effective date.

Note 2. Summary of Significant Accounting Policies

Segment Reporting, page F-26

    18. Please disclose your revenue from external customers for each product or service or each group of similar products or services. We note that you have discussed product categories such as vaporizers, cleaning products, grinders, storage containers, pipes, rolling papers and specialty packaging when describing your business elsewhere in this filing. Please disclose your revenue from each of these or other appropriate categories of products and services. Refer to ASC 280-10-50-40.

    19. We also note your statement that you have United States operations and Canadian operations. Please disclose your revenue and long-lived assets that are attributed to or located in your country of domicile and attributed to or located in all foreign countries in total. Refer to ASC 280-10-50-41.

Note 3. Revenue Recognition, page F-32

    20. Please tell us why you did not estimate a liability for sales returns prior to the adoption of
        ASC 606. In this regard, please specifically explain why recording the liability was the result of adoption of ASC 606 as opposed to correction of an error in applying ASC 605.
        We may have further comment.

    21. It appears the most significant change in adopting ASC 606 was a change in the timing of sales recognition from date of delivery to date of shipment. If our understanding is not correct, please clarify it. If so, please advise how sales and cost of sales associated with shipments that occurred in December 2016 but were delivered in January 2017 have been accounted for in the adoption of ASC 606. If you do not believe the effect of such transactions was material to warrant a cumulative effect adjustment upon adoption of
        ASC 606, please quantify the amount for us in your response.
 Aaron LoCascio
Greenlane Holdings, Inc.
September 12, 2018
Page 6

      22. Please also advise whether your pro forma presentation of the consolidated statement of operations for the year ended December 31, 2017 without adoption of Topic 606 includes only sales and related cost of sales with delivery dates in calendar 2017. If so, please also tell us the quantified the amount of sales and cost of sales of shipments initiated in 2016 but delivered in 2017 and sales initiated in 2017 that were delivered in 2018.

        You may contact Lisa Sellars, Staff Accountant, at (202)551-3348 or James Allegretto,
Senior Assistant Chief Accountant, at (202)551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at
(202)551-6521, Jennifer L pez-Molina, Staff Attorney, at (202)551-3792 or me at
(202)551-
3720 with any other questions.


                                                                Sincerely,

                                                                /s/ Jennifer L
pez for

                                                                Mara L. Ransom
                                                                Assistant
Director
                                                                Office of
Consumer Products

cc:      Eric M. Hellige
         Jennifer N. Wang